Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on January 24, 2022 to employees of Momentive Global Inc.

UPDATE (Jan 24) We’ve talked about our acquisition by Zendesk closing sometime in the first half of 2022 – what are the latest updates?

As you know, Zendesk’s acquisition of Momentive is subject to the approval of the shareholders of both companies.

Where we are in the process:

•

Zendesk filed an amendment to the S-4 registration statement on Wednesday, January 5th, and the SEC declared the S-4 effective on Friday, January 7th. Zendesk’s joint proxy statement can be found here.

•

We also filed our proxy statement on Friday, January 7th. Momentive’s and Zendesk’s special shareholder meetings to approve the transaction will each take place on February 25th at 10am Pacific Time. The proxy statements will now be distributed to shareholders to notify them of the time and date of the vote.

•	We issued a letter providing our shareholders with an overview of the strategic rationale for the transaction.

In the interim, integration planning is ongoing with a small team of people from both Momentive and Zendesk, but we will remain two separate and independent companies until the closing of the transaction.

The integration team is focused on delivering a great employee experience on Day 1, with minimal disruption to any of our teams as we work toward our existing plans and goals. Though we will work toward integrating and operating as a combined company over the course of 2022, we do not expect major changes to roles, reporting lines, or team structures on Day 1 for the vast majority of employees.

We still anticipate closing in the first half of 2022, and will keep you posted as we continue to work our way towards closing.

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses following the Transaction; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The registration statement was declared effective on January 7, 2022 and the definitive joint proxy statement/prospectus is first being mailed to Zendesk stockholders and Momentive stockholders on or about January 10, 2022. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND

MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.